United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2020

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑

Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2020

2 of 60

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2020 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹73.80 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2020 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2020.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

3 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2020
		September 30, 2020 ₹	March 31, 2020* ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	12,184,774	11,801,530	165,105
Right of Use Assets	7A	3,747,823	3,864,543	50,784
Intangible assets	5	655,653	679,692	8,884
Other assets		896,761	917,216	12,151
Deferred contract costs		25,965	38,237	352
Other investments		207,543	211,972	2,812
Deferred tax assets		113,186	99,346	1,534
Total non-current assets		17,831,705	17,612,536	241,622

Inventories		1,848,876	1,302,056	25,053
Trade and other receivables, net	8A	11,052,958	12,071,983	149,769
Contract assets	8B	23,443	16,113	318
Deferred contract costs		44,159	63,774	598
Prepayments for current assets		608,252	537,844	8,242
Restricted cash	6	356,457	332,605	4,830
Cash and cash equivalents	6	3,885,495	2,318,480	52,649
Total current assets		17,819,640	16,642,855	241,459
Total assets		35,651,345	34,255,391	483,081

EQUITY AND LIABILITIES
Equity
Share capital		1,805,207	1,805,047	24,461
Share premium		19,359,614	19,358,022	262,325
Share based payment reserve		383,092	351,054	5,191
Other components of equity		87,799	93,617	1,190
Accumulated deficit		(9,827,943)	(10,256,432)	(133,170)
Equity attributable to equity holders of the Company		11,807,769	11,351,308	159,997

4 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2020
		September 30, 2020 ₹	March 31, 2020* ₹	Convenience translation into US$ (In thousands)

Liabilities
Borrowings		3,562,075	3,741,106	48,267
Lease liabilities	7B	1,510,491	1,470,099	20,467
Employee benefits	9	197,115	177,399	2,671
Contract liabilities	8B	960,197	981,767	13,011
Other liabilities		35,110	33,420	476
Total non-current liabilities		6,264,988	6,403,791	84,892

Borrowings		5,110,821	4,361,631	69,252
Lease liabilities	7B	294,104	356,110	3,985
Bank overdraft	6	768,105	1,235,794	10,408
Trade and other payables		9,694,620	9,073,859	131,364
Contract liabilities	8B	1,710,938	1,472,898	23,183
Total current liabilities		17,578,588	16,500,292	238,192

Total liabilities		23,843,576	22,904,083	323,084

Total equity and liabilities		35,651,345	34,255,391	483,081

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*Derived from the audited consolidated financial statements

5 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2020	Half year ended September 30,		Half year ended September 30, 2020
		2020 ₹	2019 ₹	Convenience translation into US$ (In thousands)	2020 ₹	2019 ₹	Convenience translation into US$ (In thousands)
Revenue	10	5,898,730	5,807,074	79,929	11,158,126	11,324,772	151,194
Cost of goods sold and services rendered	11	(3,647,171)	(3,576,679)	(49,420)	(6,750,580)	(7,171,294)	(91,471)
Other income		41,923	15,397	568	57,386	43,644	778
Selling, general and administrative expense		(1,070,515)	(1,177,701)	(14,506)	(2,081,859)	(2,238,994)	(28,209)
Depreciation and amortization	4&5	(667,219)	(527,430)	(9,041)	(1,325,157)	(1,033,636)	(17,956)
Profit from operating activities		555,748	540,661	7,530	1,057,916	924,492	14,336
Finance income	13	81,587	11,799	1,106	99,795	168,437	1,352
Finance expenses	13	(223,110)	(272,601)	(3,023)	(477,657)	(492,676)	(6,472)
Net finance expense		(141,523)	(260,802)	(1,917)	(377,862)	(324,239)	(5,120)

Profit before tax		414,225	279,859	5,613	680,054	600,253	9,216
Income tax (expense)/ benefit		(157,499)	(88,888)	(2,134)	(251,564)	(193,085)	(3,409)
Profit for the period		256,726	190,971	3,479	428,490	407,168	5,807
Basic earnings per share	14	1.43	1.07	0.02	2.39	2.27	0.03
Diluted earnings per share	14	1.43	1.06	0.02	2.39	2.25	0.03

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

6 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30		Quarter ended September 30, 2020	Half year ended September 30		Half year ended September 30, 2020
		2020 ₹	2019 ₹	Convenience translation into US$ (In thousands)	2020 ₹	2019 ₹	Convenience translation into US$ (In thousands)

Profit for the period		256,726	190,971	3,479	428,490	407,168	5,807

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	3,897	(8,659)	53	1,203	(10,011)	16
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(7,635)	7,189	(103)	(7,021)	5,868	(95)
Other comprehensive income/(loss) for the period		(3,738)	(1,470)	(50)	(5,818)	(4,143)	(79)

Total comprehensive income for the period		252,988	189,501	3,428	422,672	403,025	5,727

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

7 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2020

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at April 1, 2020	1,805,047	19,358,022	351,054	93,617	(10,256,432)	11,351,308	-	11,351,308

Total comprehensive income/ (loss) for the period	-	-	-	(5,818)	428,490	422,672	-	422,672

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	160	1,270	-	-	-	1,430	-	1,430

Transferred from share based payment reserve	-	321	(321)	-	-	-	-	-

Share-based payment transactions	-		32,359	-	-	32,359	-	32,359

Balance as at September 30, 2020	1,805,207	19,359,614	383,092	87,799	(9,827,943)	11,807,769	-	11,807,769

8 of 60

For year ended March 31, 2020

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

Total comprehensive income for the year	-	-	-	39,004	705,377	744,381	-	744,381

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	789	4,540				5,329	-	5,329
Call money received						-	-	-
Dividends paid (incl dividend distribution tax)					(223,602)	(223,602)	-	(223,602)
Transaction costs related to equity						-	-	-
Transferred from share based payment reserve on exercise of ESOP		1,398	(1,398)			-	-	-
ESOP Expenses		-	46,372			46,372	-	46,372
Balance at March 31, 2020	1,805,047	19,358,022	351,054	93,617	(10,256,432)	11,351,308	-	11,351,308

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2020
	2020 ₹	2019 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	428,490	407,168	5,806
Adjustments for:
Depreciation and amortization	1,325,157	1,033,636	17,956
Gain on sale of property, plant and equipment	(595)	(4,632)	(8)
Provision for doubtful receivables and advances	240,122	175,000	3,254
Stock compensation expense	32,359	14,822	438
Net finance expense / (income)	377,862	324,239	5,120
Unrealized (gain)/ loss on account of exchange differences	19,208	(5,529)	260
Income tax expense	251,564	193,085	3,409
	2,674,167	21,37,789	36,235

Change in trade and other receivables	380,821	(1,034,352)	5,160
Change in inventories	(546,819)	431,471	(7,409)
Change in contract assets	(7,329)	(5,298)	(99)
Change in contract costs	31,886	1,619	432
Change in contract liabilities	214,216	367,623	2,903
Change in other assets	(133,003)	(413,172)	(1,802)
Change in trade and other payables	393,549	(131,092)	5,333
Change in employee benefits	21,528	21,800	292
Cash from operating activities	3,029,016	1,376,388	41,045
Income taxes (paid)/refund received	87,658	618,883	1,188
Net cash from operating activities	3,116,674	1,995,271	42,233

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(999,688)	(2,178,735)	(13,546)
Expenditure on intangible assets	(118,513)	(211,210)	(1,606)
Amount paid for acquisition of right of use assets	(16,037)	-	(217)
Proceeds from sale of property, plant and equipment	595	4,131	8
Finance income received	85,478	155,854	1,158
Net cash used in investing activities	(1,048,165)	(2,229,960)	(14,203)

10 of 60

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2020
	2020 ₹	2019 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	1,430	2,183	19
Proceeds from long-term borrowings	1,332,351	12,71,543	18,054
Repayment of long-term borrowings	(1,305,300)	(9,96,700)	(17,687)
Increase/(decrease) in short-term borrowings	541,087	4,94,986	7,330
Finance expenses paid	(496,069)	(421,712)	(6,722)
Repayment of lease liabilities	(81,800)	(198,067)	(1,108)
Payment of dividends (including corporate dividend tax)	-	(223,607)	-
Net cash used in financing activities	(8,301)	(71,374)	(115)

Net Increase in cash and cash equivalents	2,060,208	(306,063)	27,916
Cash and cash equivalents at April 1	1,415,291	694,771	19,177
Effect of exchange fluctuations on cash held	(1,652)	(101)	(22)
Cash and cash equivalents at period end	3,473,847	388,607	47,071
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

11 of 60

SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited and Sify Digital Services Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2020.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 23, 2020.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian Subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2020 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2020, for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 73.80 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2020 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

Estimation uncertainty relating to global health pandemic on COVID-19

Recoverability of receivables, contract assets and contract costs, carrying amount of Property, Plant and Equipment and certain investments have all been assessed based on the information available within the company and external sources such as credit reports and economic forecasts. The company has performed impairment testing and assessed that the carrying amount of these assets will be recovered. The impact of global health pandemic may be different from the date of approval of Financial Statements.

12 of 60

The company has assessed the external environment, short term and long term liquidity position, company's mitigative actions regarding material uncertainties related to global health pandemic on COVID-19 and the company expects these uncertainties do not cast significant doubt upon the ability of the company to continue as going concern.

Acquisitions

On October 16, 2020, the Group acquired control over Print House India Private Limited (PHIPL) when the Board of Directors nominated by the Group took over management and control of affairs of the Company. The acquisition through court process has resulted in acquisition of 100% of the share capital of the Group. The acquisition shall be accounted in accordance with IFRS 3 Business Combination.

Business Transfer

The Board has approved the execution of business transfer agreements with its wholly owned subsidiaries Sify Infinit Spaces Limited and Sify Digital Services Limited subject to requisite approvals. The agreement when executed shall be effective April 1, 2020 and shall be carried out at book values. This will not have any impact on carrying amount of assets and liabilities at the consolidated financials.

Associate Stock Option Plan

The execrcise period of ASOP’s issued during the years 2015 and 2016 which have already vested as on September 30, 2020 ,has been extended by 2 and 1 more year respectively from the actual exercise period provided at the time of issue. The summary of modification is as follows:

No of options (Live as on 30 Sep 2020)	Original Exercise period	Revised Exercise period
3,355,100	19 Jan 2021	19 Jan 2023
49,000	23 Apr 2021	23 Apr 2023
50,000	19 Oct 2022	19 Oct 2023

3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2020.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are consolidated from the date control commences until the date control ceases. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

13 of 60

a.	Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16

On May 14, 2020 International Accounting Standards Board (IASB) has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 37

On May 14, 2020 IASB has issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The International Accounting Standards Board (Board) has finalized its response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2021, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

14 of 60

4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2020

(Rupees in Thousands)

	Cost				Accumulated depreciation
Particulars	As at April 1, 2020	Additions	Disposals	As at Sep 30, 2020	As at April 1, 2020	Depreciation for the year	Deletions	As at Sep 30, 2020	Carrying amount as at Sep 30, 2020
Land	147,176	-	-	147,176	-	-	-	-	147,176
Building	4,395,750	81,473	-	4,477,223	690,945	83,029	-	773,974	3,703,249
Plant and machinery	13,426,601	476,641	4,511	13,898,731	8,464,634	533,291	4,511	8,993,413	4,905,317
Computer equipments	1,601,641	27,225	1,496	1,627,370	1,351,288	78,247	1,496	1,428,039	199,331
Office equipment	1,054,432	60,442	226	1,114,648	553,252	78,288	226	631,314	483,334
Furniture and fittings	2,539,188	200,486	-	2,739,674	1,208,707	189,101	-	1,397,808	1,341,866
Vehicles	9,721	-	-	9,721	9,675	11	-	9,686	35
Total	23,174,509	846,267	6,233	24,014,543	12,278,501	961,967	6,233	13,234,234	10,780,308
Add: Construction in progress									1,404,466
Total	23,174,509	846,267	6,233	24,014,543	12,278,501	961,967	6,233	13,234,234	12,184,774

15 of 60

The following table presents the changes in property, plant and equipment during the year ended March 31, 2020

	Cost					Accumulated depreciation
Particulars	As at April 1, 2019	Adjustment on adoption of IFRS 16	Additions	Disposals	As at Mar 31, 2020	As at April 1, 2019	Adjustment on adoption of IFRS 16	Depreciation for the year	Deletions	As at Mar 31, 2020	Carrying amount as at March 31, 2020
Freehold Land	-	-	147,176	-	147,176	-	-	-	-	-	147,176
Building	2,437,687	291,146	2,249,209	-	4,395,750	723,160	128,759	96,544	-	690,945	3,704,805
Plant and machinery	13,944,419	2,538,826	2,111,324	90,315	13,426,602	9,817,005	2,244,694	961,273	68,950	8,464,634	4,961,967
Computer equipment	1,517,322	-	89,817	5,498	1,601,641	1,185,171		171,555	5,438	1,351,288	250,353
Office equipment	684,295	-	370,171	34	1,054,432	424,921		128,365	34	553,252	501,180
Furniture and fittings	1,388,063	-	1,151,198	73	2,539,188	983,366		225,414	73	1,208,707	1,330,481
Vehicles	9,656	-	65	-	9,721	8,456		1,219	-	9,675	46
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	10,896,008
Add: Construction in progress											905,522
Total	19,981,442	2,829,972	6,118,960	95,920	23,174,510	13,142,079	2,373,453	1,584,370	74,495	12,278,501	11,801,530

16 of 60

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2020	March 31, 2020
Goodwill	14,595	14,595
Other intangible assets	641,058	665,097
	655,653	679,692

(i) Goodwill

The following table presents the changes in goodwill during the half year/year ended

	September 30, 2020	March 31, 2020
Balance at the beginning of the period	14,595	14,595
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2020 and March 31, 2020 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2020 and year ended March 31, 2020.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at April 1, 2019	684,334	986,884	73,000	1,744,218
Acquisitions during the period	52,054	283844	5,000	340,898
Disposals during the period	-	-	-	-
Balance as at March 31, 2020	736,388	1,270,728	78,000	2,085,116
Acquisitions during the period	-	118,513	-	118,513
Disposals during the period	-	-	-	-
Balance as at September 30, 2020	736,388	1,389,241	78,000	2,203,629

(B) Amortization
Balance as at April 1, 2019	367,344	781,419	33,531	1,182,294
Amortization for the year	70,869	163,248	3,608	237,725
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2020	438,213	944,667	37,139	1,420,019
Amortization for the period	37,241	103,736	1,575	142552
Impairment loss on intangibles	-	-	-	-
Balance as at September 30, 2020	475,454	1,048,403	38,714	1,562,571

(C) Carrying amounts
As at March 31, 2020	298,176	326,060	40,861	6,65,097

As at September 30, 2020	260,934	340,837	39,286	641,058

Intangible assets that were fully impaired/amortised were removed from the block.

17 of 60

6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2020 amounted to ₹ 3,885,495 (March 31, 2019: ₹ 2,318,480). This excludes cash-restricted of ₹ 356,457 (March 31, 2020: ₹ 332,605), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a)	Restricted cash

Non current	September 30, 2020	March 31, 2020	September 30, 2019	March 31, 2019
Against future performance obligation	-	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	356,457	332,605	340,213	313,057
Total restricted cash	356,457	332,605	340,213	313,057
(b) Non restricted cash
Current
Cash and bank balances	3,885,495	2,318,480	1,034,433	1,934,918

Total cash (a+b)	4,241,952	2,651,085	1,374,646	2,247,975
Bank overdraft used for cash management purposes	(768,105)	(1,235,794)	(986,039)	(1,553,203)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	3,473,847	1,415,291	388,607	694,772

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the six months ended September 30, 2020:

	Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2020	1,385,738	1,647,922	289,631	541,252	3,864,543
Additions	-	85,626	-	18,296	103,921
Deletions	-	-	-	-	-
Depreciation	(8,997)	(132,183)	(41,217)	(38,242)	(220,637)
Translation difference	-	(4)	-	-	(4)
Balance as of September 30, 2020	1,376,741	1,601,361	248,414	521,306	3,747,823

7B.	Lease liability

Following is the breakup of Current and Non-current lease liabilities as on September 30, 2020

Particulars	Amount
Current Liabilities	294,104
Non-Current Liabilities	1,510,491

18 of 60

Following is the movement in lease liabilities during the six months ended September 30, 2020:

Particulars	Amount
Balance as of April 1, 2020	1,808,765
Additions	85,626
Finance cost accrued during the period	79,093
Deletions	-
Payment of lease liabilities	(167,547)
Translation difference	(1,342)
Balance as of September 30, 2020	1,804,595

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2020 is 9.5%p.a.

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2020

Particulars	Amount
Less than one year	331,505
One to five years	923,735
More than five years	1,985,055
Total	3,240,294

Rental expenses recorded on short-term leases amounts to 129,074.

8A.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2020	March 31, 2020
(i) Trade receivables, net	9,500,815	9,631,400
(ii) Other receivables including deposits	1,552,143	2,440,583
	11,052,958	12,071,983

Trade receivables consist of:

	September 30, 2020	March 31, 2020
Other trade receivables	9,959,928	9,902,021
	9,959,928	9,902,021
Less: Allowance for doubtful receivables	(459,113)	(270,621)
Balance at the end of half year/year	9,500,815	9,631,400

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2020	March 31, 2020
Balance at the beginning of the period	270,621	272,471
Add : Additional provision, net	240,000	479,747
Less : Bad debts written off	(51,508)	(481,597)
Balance at the end of half year/year	459,113	270,621
Financial assets included in other receivables	39,064	139,122

19 of 60

8B.	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 2020		March 2020
Trade Receivables		9,498,704		9,631,400
Contract Assets – Unbilled Revenue		23,443		16,113
Contract liabilities – Deferred Income
Current contract liabilities	1,710,938		1,472,898
Non current contract liabilities	960,197		981,767
Total Contract liabilities – Deferred Income		2,671,135		2,454,665

The following table provides the movement in contract assets (unbilled revenue) for the half year ended September 30, 2020

Particulars	Rs.
Balance as of April 1, 2020	16,113
Add: Revenue recognized during the period	27,611
Less: Invoiced during the period	(21,017)
Add: Translation gain or (loss)	736
Balance as of September 30, 2020	23,443

The following table provides the movement in contract liabilities (Deferred Income) for the half year ended September 30, 2020

Particulars	Rs.
Balance as of April 1, 2020	2,454,665
Less: Revenue recognized during the period	(8,830,177)
Add: Invoiced during the period but revenue not recognised	9,048,195
Add: Translation gain or (loss)	(1,548)
Balance as of September 30, 2020	2,671,135

8C. Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the period ended September 30, 2020 the Group has capitalised Rs.14,357 and amortised Rs.46,243 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2020	March 31, 2020
Gratuity payable	142,261	126,080
Compensated absences	54,854	51,319
	197,115	177,399

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2020 and 2019 consists of the following:

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Half year ended September 30, 2020	Half year ended September 30, 2019

Service cost	6,982	6,371	13,898	12,962
Interest cost	2,191	2,519	4,329	4,968
Interest income	(427)	(444)	(843)	(876)
Net gratuity costs recognized in statement of income	8,746	8,446	17,384	17,054

20 of 60

Details of employee benefit obligation and plan asset are as follows:

	September 30, 2020	March 31, 2020
Present value of projected benefit obligation at the end of half year/ year	169,603	156,554
Funded status of the plans	(27,342)	(30,474)
Recognized (asset) / liability	142,261	126,080

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2020	March 31, 2020
Projected benefit obligation at the beginning of half year/ year	156,554	145,250
Service cost	13,898	28,929
Interest cost	4,329	10,106
Remeasurements - Actuarial (gain) / loss	(1,920)	(12,955)
Benefits paid	(3,258)	(14,776)
Projected benefit obligation at the end of half year/ year	169,603	156,554

Change in plan assets	September 30, 2020	March 31, 2020
Fair value of plan assets at the beginning of the period	30,400	25,498
Interest income	843	1781
Remeasurements – return on plan assets excluding amounts	(643)	(2,138)
included in interest income
Employer contributions	-	20,109
Benefits paid	(3,258)	(14,776)
Fair value of plan assets at the end of the period	27,342	30,474

Actuarial Assumptions at reporting date:

	As at September 30, 2020	As at March 31, 2020
Discount rate	5.35% P.a	5.60% P.a
Long-term rate of compensation increase	5.00% P.a	5.00% P.a
Expected long term rate of return on plan assets	0% for the first year and 5% thereafter	0% for the first year and 5% thereafter
Average future working life time	4 years	4.37 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

21 of 60

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2020 and 2019 are as follows:

	Half year ended September 30, 2020	Half year ended September 30, 2019
Gain or (loss) on remeasurement of defined benefit plans	(1,203)	10,011
	(1,203)	10,011

Historical information

	Half year ended September 30, 2020	Half year ended September 30, 2019
Experience adjustment on plan liabilities - (loss)/gain	4,548	5,198
Impact of change in assumptions on plan liabilities - (loss)/gain	(6,194)	3,821
Experience adjustment on plan assets - (loss)/gain	443	995
Demographic assumptions	-	(3)
	(1,203)	10,011

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Rendering of services

Service revenue	5,283,932	5,108,530	1,00,97,042	9,877,415
Installation service revenue	85,475	112,778	1,89,422	360,631
	5,369,407	5,221,308	1,02,86,464	10,238,046
Sale of products	529,323	585,766	8,71,662	1,086,726
Total	5,898,730	5,807,074	1,11,58,126	11,324,772

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	1,179,250
One to three years	462,193
Three years or more	139,094

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

22 of 60

12.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Salaries and wages	689,333	750,081	1,416,370	1,442,757
Contribution to provident fund and other funds	37,961	41,804	75,702	79,829
Staff welfare expenses	7,842	6,342	11,197	16,292
Employee Stock compensation expense	14,555	14,467	32,359	14,822
	749,691	812,694	1,535,628	1,553,700

Attributable to Cost of goods sold and services rendered	395,964	396,242	786,245	765,270
Attributable to selling, general and administrative expenses	353,727	416,452	749,383	788,430

13.	Financial income and expense

	Quarter ended		Half year ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Interest income on bank deposits	13,308	7,717	24,556	15,071
Others	68,279	4,082	75,239	153,366
Finance income	81,587	11,799	99,795	168,437
Interest expense on financial lease liabilities	(39,877)	(61,530)	(79,190)	(89,668)
Bank charges	(9,458)	(30,635)	(34,748)	(56,120)
Other interest	(173,775)	(180,436)	(363,719)	(346,888)
Finance expense	(223,110)	(272,601)	(477,657)	(492,676)
Net finance expense recognised in profit or loss	(141,523)	(260,802)	(377,862)	(324,239)

14.	Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2020 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net profit – as reported	256,726	190,971	4,28,490	407,168

Weighted average number of shares – Basic	179,231,687	179,157,005	17,92,27,444	179,150,710
Basic earnings per share	1.43	1.07	2.39	2.27

Weighted average number of shares – Diluted	179,369,266	180,354,675	17,92,96,379	180,672,756
Diluted earnings per share	1.43	1.06	2.39	2.25

23 of 60

15.	Segment reporting

The operating segments of the Group are as under:

Network-centric services - Domestic data, international data wholesale voice and network managed services

Data Center-centric IT Services

Data Center services:  Co-location services

Cloud and managed services: IT infra services, IT transformation services, remote and onsite infrastructure managed services and delivery platforms

Technology integration services: Data Center build, network integration, information security, end user computing and collaborative tools and solutions

Applications integration services: Application development and maintenance, application testing, mobility solutions, eLearning, portals, online assessment tools, process and automation.

The Chief Operating Decision Maker (“CODM”), i.e, The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, is allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to respective operating segments specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

A significant part of the property, plant and equipment used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets and liabilities since meaningful segregation of available data is onerous.

The Group’s operating segment information for the quarter ended September 30, 2020 and 2019 and half year ended September 30, 2020 and 2019, are presented below:

Quarter ended September 30, 2020

		Data center-centric IT services
	Network- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	2,870,405	1,261,535	496,460	924,205	346,125	3,028,325	5,898,730
Allocated segment expenses	(2,081,284)	(672,700)	(409,128)	(832,126)	(428,558)	(2,342,512)	(4,423,796)
Segment operating income	789,121	588,835	87,332	92,079	(82,434)	685,812	1,474,934
Unallocated expenses:
Selling, general and administrative expenses							(293,890)
Depreciation and amortization							(667,219)
Other income							41,923
Finance income							81,587
Finance expenses							(223,110)
Profit before tax							414,225
Income tax (expense)/benefit							(157,499)
Profit for the period							256,726

24 of 60

Half year ended September 30, 2020

		Data center-centric IT services
	Network- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	5,706,545	2,478,064	935,287	1,411,086	627,144	5,451,581	11,158,126
Allocated segment expenses	(4,033,514)	(1,270,610)	(814,295)	(1,325,332)	(808,879)	(4,219,116)	(8,252,630)
Segment operating income	1,673,031	1,207,454	120,992	85,754	(181,735)	1,232,465	2,905,496
Unallocated expenses:
Selling, general and administrative expenses							(579,809)
Depreciation and amortization							(1,325,157)
Other income							57,386
Finance income							99,795
Finance expenses							(477,657)
Profit before tax							680,054
Income tax (expense)/benefit							(251,564)
Profit for the period							428,490

Quarter ended September 30, 2019

		Data center-centric IT services
	Network- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	3,113,633	927,095	457,747	757,778	550,821	2,693,441	5,807,074
Allocated segment expenses	(2,327,043)	(489,317)	(380,605)	(718,027)	(480,710)	(2,068,659)	(4,395,702)
Segment operating income	786,590	437,778	77,142	39,751	70,111	624,782	1,411,372
Unallocated expenses:
Selling, general and administrative expenses							(358,678)
Depreciation and amortization							(527,430)
Other income							15,397
Finance income							11,799
Finance expenses							(272,601)
Profit before tax							279,859
Income tax (expense)/benefit							(88,888)
Profit for the period							190,971

25 of 60

Half year ended September 30, 2019

		Data center-centric IT services
	Network- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	6,327,303	1,745,582	767,489	1,597,372	887,026	4,997,469	11,324,772
Allocated segment expenses	(4,787,790)	(977,351)	(696409)	(1,484,077)	(822,386)	(3,980,223)	(8,768,013)
Segment operating income	1,539,513	768,231	71080	113,295	64,640	1,017,246	2,556,759
Unallocated expenses:
Selling, general and administrative expenses							(642,275)
Depreciation and amortization							(1,033,636)
Other income							43,644
Finance income							168,437
Finance expenses							(492,676)
Profit before tax							600,253
Income tax (expense)/benefit							(193,085)
Profit for the period							407,168

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2020 amounting to ₹ 1,865,011 (March 31, 2020 :₹ 6,140,770).

17.	Legal proceedings

a) Proceedings before Department of Telecommunications

(i) License fees

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services.. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license. Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

DoT has raised demands on service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The Internet Service Providers through its association ISPAI challenged DoT's demand by way of separate petitions. The company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units which is still pending. Meanwhile TDSAT passed a separate order in favor of Access Telecom service providers & Internet Service Providers.

"DoT subsequently challenged the order of TDSAT passed in favor of Access Telecom Service Providers before Hon’ble Supreme Court of India. The Hon’ble Supreme Court by its order dated 24.10.2019 set aside the order of the TDSAT & held that Access Telecom Service Providers should pay the license fee as per its license conditions.

26 of 60

DoT attempted to apply the judgement of the Hon’ble Supreme Court on the Service Providers providing ISP, NLD, ILD services. These Service providers which had different license conditions and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers. The Hon’ble Supreme Court chose not to hear the petitions and directed the other service providers to approach the appropriate forum.

The Company which had approached Hon’ble High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing. The Company believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The Company which had received notices for earlier years from DoT claiming License fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that license fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations.""

DoT in its written submission made before the Hon’ble Supreme Court had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses."

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT passed a stay order on DOT from charging the License fee on pure internet services. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers.

b) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2020, the Group believes that it has adequate legal defense for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 88,257 (March 31, 2020: ₹ 88,257)] on the Group's financial position and results of operations.

c) The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6,432 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d) During the year, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the Group in the past. The Group has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 161,800 and the Interest & Penalty as applicable. The Group believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Group has paid ₹ ₹ 64,600 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the Group has replied on the same. The matter is pending with the Adjudicating Authority. The Group believes that no provision is required to be made against this demand.

27 of 60

18.	Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2020 and September 30, 2019:

Transactions	Half year ended September 30, 2020	Half year ended September 30, 2019
Consultancy services received	150	150
Lease rentals paid (See notes below)	4,169	3,734
Dividend paid	-	155,400
Security Deposits paid	-	3,000
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	5,600	5,600
Outstanding balances [(Payables)/receivables]	820	820

Notes:

**During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

During the year 2011 - 12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of ₹2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 556 (Rupees Five hundred and Fifty Six Thousand Only) per month and payment of additional refundable security deposit of ₹3,000. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

28 of 60

19.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2020 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	4,241,952	-	-	4,241,952	4,241,952
Other assets		403,209	-	-	403,209	403,209
Trade receivables	8	9,500,815	-	-	9,500,815	9,500,815
Other receivables		39,064	-	-	39,064	39,064
Other investments		205,833	-	1,710	207,543	207,543
Liabilities
Bank overdraft	6	768,105	-	-	768,105	768,105
Finance lease liabilities		-	-	-	-	-
Lease liabilities	7	1,804,595	-	-	1,804,595	1,804,595
Other liabilities		138,354	-	-	138,354	138,354
Borrowings from banks		6,649,549	-	-	6,649,549	6,649,549
Borrowings from others		2,023,348	-	-	2,023,348	2,023,348
Trade and other payables		9,010,228	-	-	9,010,228	9,010,228
Derivative financial liabilities		-	(231)	-	(231)	(231)

The carrying value and fair value of financial instruments by each category as at March 31, 2020 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	8	2,651,085	-	-	2,651,085	2,651,085
Other assets	10	350,972	-	-	350,972	350,972
Trade receivables	13	9,631,400	-	-	9,631,400	9,631,400
Other receivables	13	139,122	-	-	139,122	139,122
Other investments	15	210,262	-	1,710	211,972	211,972
Liabilities
Bank overdraft	8	1,235,794	-	-	1,235,794	1,235,794
Lease liabilities	7	1,826,210	-	-	1,826,210	1,826,210
Other liabilities	18	77,746	-	-	77,746	77,746
Borrowings from banks	19	5,985,628	-	-	5,985,628	5,985,628
Borrowings from others	19	2,117,108	-	-	2,117,108	2,117,108
Trade and other payables	20	8,366,215	-	-	8,366,215	8,366,215
Derivative financial liabilities	20	-	428	-	428	428

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2020			Fair value as at March 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	(231)	-	-	326
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	-	-	-	102

29 of 60

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

20.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

30 of 60

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

21.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of, for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive Officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company.

On August 14, 2011, the company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As of September 30, 2019, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 85.98% of our outstanding equity shares.

22.	Group entities

The following are the entities that comprise the Group as at September 30, 2020 and March 31, 2020:

Particulars		% of Ownership interest
Significant subsidiaries	Country of incorporation	September 30, 2020	March 31, 2020
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	NA

31 of 60

Item 2. Information on the Company

Company Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 10 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services*, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

* The word telecom was largely understood as providing telecommunication services to consumers and also mobility services. Since the company services were not relating to either consumer services or mobility services and that company services were limited to enterprise data network, and services on the data network that spawns multiple services relating to Network Connectivity, the said Telecom services will henceforth be referred for appropriate representation of the substance, as Network services and all businesses dependent on the Network infrastructure will be collectively referred to as Network Centric Services

Sify Business Model

Service Offerings

  Our 5 business segments are grouped into two broad categories:

1)	Network centric services
2)	Data Center centric IT services

1) Network Centric Services

a)	Network services

We offer a range of network services and the related managed services with the network that reaches more than 1600 towns and cities, with over 3150 points of presence and with our Global Network Operations Center having over 500 associates managing network and network devices of various customers across the globe Our network extends across the globe with 9 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have a cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and own fiber. Our strength has been delivering services on wireless last mile which helped our strategy of hyper reach and with the investments in building fiber network in major cities is helping us have hyper scale network delivered to our clients. We lease capacities from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure has been relatively stable over the years. We have our network spread across 1600 towns and cities, which is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. Major cost for our Network operations center which delivers managed services to our clients is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demands agility and security, , we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

▪	Global Network Business – catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

32 of 60

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing.

▪	Retail Voice – The company offers services in the retail voice market in partnership with International players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.
•

DC/Cloud Interconnect portfolio

Data Center Interconnect provides access to 48 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India like Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region

AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) where we offer services of private peering for the content providers and the private ISPs

Managed Network Services portfolio

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

CleanConnect(TM)  which provides managed and secured internet connectivity to customers.

RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	DDoS Protect services which offers protection from DDoS attack to corporate customers.

33 of 60

•	Managed SDWAN with features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

During the year, we have offered Managed SDWAN, Internet of Things (IoT), Application to Person (A2P), Unified Communication as a service (UCaaS) along with scaling of our existing network services portfolio.

Data Center centric IT Services

2)	Data Center-centric IT services

(i)	Data Center services

Our Data centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and Infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our data center in Rabale also hosts our private internet exchange AMS-IX.

We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000, beginning small with 0.9 MW and since then, has expanded to become one of the largest home-grown colocation service providers. Today, we offer a combined IT power of 71 MW across its 10 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being Concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is amongst the few green Data Centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our DC operations. We source power from the Government in most of our Data Centers, while we have solar power generation, wind power generation done in few of our facilities. We constantly look for alternate and sustainable sources of power to run our DC operations in a cost-efficient manner.

(ii)	Cloud and Managed services

We offer range of cloud services to our customers:

CloudInfinit is enterprise public cloud services managed by our experts in our concurrently maintainable data centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our robust Data Centers.

GoInifit AWS+ is offering public cloud services out of AWS infrastructure. As a consulting partner for AWS, our managed services team provides the customer with variety of services to simplify the AWS experience.

34 of 60

GoInfinit Private is an enterprise-grade, fully integrated private cloud IT platform with specific controls, compliance and IT architecture in a flexible model. Containers and rack space are fully cloud enabled, built to meet enterprise’s needs of today and tomorrow.

GoInfinit Backup is a simplified and standardized data backup and recovery solution. This is available on-prem or in Sify data centers. This backup process is simplified and compatible with a wide range of backup platforms, including Sify cloud and public clouds like Microsoft Azure and AWS.

GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster recovery as a service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It’s a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Managed Security services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. Based on the Sify Cyber Threat Intelligence Framework - a set of comprehensive services and best practices developed over the past decade.

Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

(iii)	Technology Integration services

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across Data Centers, network and security.

Major focus is as follows:

•	Service Desks and Command Centers
•	Voice and Video Conferencing
•	Hosted Contact Centers
•	Unified Communication and Unified Access
•	Virtualization
•	Data Center Build
•	Campus/LAN/Data Center Networking
•	WAN Architectures
•	Enterprise and End Point Security

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

As described, this business takes the knowledge developed from building Network architecture, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

35 of 60

Our suite of conferencing tools consists of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

(iv)	Applications Integration services

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

Talent Management

iTest is our in-house application through which we offer solutions such as Online examination services, Online Registration services and student lifecycle management services to our customers.

Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web portal solutions

Sify.com channels

Sify.com provides a gateway to the Internet by offering communication and search tools such as travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We have also launched mobile applications to offer the below-mentioned services on the mobile.

•	The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non-scoring games. Games include cricketing games, racing games, football specific games.

Content services – From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal development - Our portal development and maintenance solutions, leverage an extensive experience in handling challenging web development projects for some of India’s leading government and private sector organization

36 of 60

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Chennai. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Centre or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure. We have extensive expertise in Oracle technology to help deploy:

•	Oracle Cloud infrastructure - application, platform or infrastructure

•	Oracle On-Premise implementations - database, middleware and Oracle applications

•	Design of mobile apps, intelligent chatbots and custom analytics for Oracle environments

Strategy

Our strategic objective is keeping our customers ahead in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

In fiscal 2020, our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. Our focus areas to achieve this were:

1.	To continue investing in future proof infrastructure and technologies
2.	To productize our solutions to achieve scale
3.	To Reskill our employees
4.	Investing in tools and technologies

In fiscal 2021, we will continue to pursue our strategy with the same principles. The investments we have made have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “cloud@core” theme. This approach will continue to be adopted even in the light of COVID-19, as we believe there will be a surge in demand for our products and services once businesses are restarted.

37 of 60

Key highlights of our strategy execution during fiscal 2020 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network in two of the cities in India went into service during the year. With this we have hyperscale networks in 5 major cities in India. We propose to extend this to 3 more cities in the coming year. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fueling demand for these services.

We have continued to increase our data center capacity during the current year as well. Our next Tier III data center in Hyderabad went live during the year. We have reached 70.87 MWA of capacity during the year with 29.7 MWA of capacity added during the year.. We have also upgraded one of our existing data centers during the current year.

2.	To productise our solutions to achieve scale

Productizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization.

3.	To Reskill our employees

We have invested in reskilling of our employees through our Learning and Development programs. The training enablement is done through various modes like ILT, VLT, eLearning and Webinars. Around 2,714 associates have taken advantage of the eLearning platforms of myAcademy. Around 167 learning solutions have been internally created, amounting to an aggregate duration of more than 45,000 hours.

In line with specific business needs, certification programs are organized with a twin objective of meeting business goals and providing associates with an opportunity to strengthen their conceptual, functional and technical expertise. Around 96 certifications have been created internally to validate learning effectiveness across various skills. During 2019-20, 1,285 associates undertook internal certification programs and also industry certifications offered by Amazon, Microsoft, SAP, etc. Training programs covering the certification content were organized, followed by certifications.

4.	Investing in tools and technologies

We have enhanced our ERP features during the current year. We have also invested in new tools for our unified infrastructure monitoring, management and customer relationship management. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 10,000+ customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Customer Service and Technical Support

The implementation of the single UAN for all enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for enterprise services is 24x7.

38 of 60

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 471 person sales team caters to the demand of enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1,650 towns and cities and between them have more than 110,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS virtual private networks,
•	Internet based voice services
•	Layer 1/Layer 2 networks
•	Data center/Cloud Interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture : We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate seven Internet Data Centers, four in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the concurrently maintainable standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centers, and are currently building a world class data center at Hyderabad.

39 of 60

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for telecom services, Ctrl S, Reliance and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 49 Data Centers across India including Sify’s 10 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Kolkata, Hyderabad and Bengaluru.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADS in the United States.

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy was driven by the theme “cloud@core” to further strengthen our products, capabilities and solutions. We have invested in the past and continue to invest in the future on building future proof infrastructure and technologies. We have standardized our product offering to help us achieve scale. We are continuously focused on reskilling and upskilling our employees while we continue to invest in tools and technologies like Automation, Artificial Intelligence and Machine Learning.

Impact of COVID-19:

Global pandemic of covid-19 has resulted in uncertainty in every aspect of life and hence we are not currently unable to predict the extent to which the pandemic will disrupt our business and operations. In March 2020, as the COVID-19 pandemic rapidly spread, governments across the world announced public health measures, including complete or partial lockdowns restricting movement of people, goods and services. Economic activity was severely impacted, including disrupting the businesses of our customers.

As a response to Covid-19, we triggered our Business Continuity Plan. Most of our employees were quickly asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. In parallel to our employees working from home, we reached out to our customers, briefed them of the measures we were adopting and sought their approval. Through these efforts, we have been able to continue to support the majority of our customers.

40 of 60

The impact of Covid-19 on our businesses has not been material during the fiscal year ended March 31, 2020. With the increased adoption of working from home, the needs of customers for ICT solutions are forecasted to increase in the future. The lockdown imposed in various parts of the world, have delayed the decision-making processes of the customers, resulting in lower buoyancy in our order book. However, we expect the impact during the year to be minimal with the higher need and acceptability for our services.

We continue to focus on safety of our employees, infrastructure including the advent of higher cybersecurity threats and our customers. With some impact on contracted revenue and softening of discretionary spends from customer side, and higher costs of operations in the uncertain scenario due to covid-19, there will be some margin pressure in the near term. We are working to optimize cost structure. Some of the activities we have initiated are:

•	Improve liquidity and cash management with focus on working capital cycles managing collections and payments
•	Reduce capital expenditure other than committed
•	Cost optimization initiatives such as automation, optimal capacity utilisation, optimising sub-contractor and travel costs, deferring employee compensation revisions and promotions and delay in hiring new employees

Network services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Data Center services

We operate 10 Concurrently Maintainable Data Centers of which five are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras), Bengaluru, Hyderabad and Kolkata, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and managed services

Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run.

Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

41 of 60

Technology Integration services

Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

Applications Integration services

Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft.

Our applications integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management, Digital certification services, On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Revenues

Network Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The company realized revenue from the sale of voice credits and subscriptions of Skype.

Data Center services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

42 of 60

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services and Security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

Applications Integration Services

Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Network Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Applications Integration Services

Cost of goods sold and services rendered consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

43 of 60

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

44 of 60

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		Half year ended September
	2020	2019	2020	2019
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	62	62	60	63
Other income/(expense)	1	0	1	0
Selling, general and administrative expenses	18	20	19	20
Depreciation and amortization expenses	11	9	12	9
Profit from operating activities	10	9	10	8
Finance income	1	0	1	1
Finance expenses	(4)	5	(4)	4
Net finance income/(expense)	(3)	(5)	(3)	(3)
Income tax benefit / (expense)	(3)	(2)	(2)	(2)
Net profit for the year	4	3	4	4

Results of quarter ended September 30, 2020 compared to quarter ended September 30, 2019

The growth in our revenues for the quarter ended 30th September in fiscal 2020 from fiscal 2019 is given below:

	(Rupees in million)
	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Revenues	5,899	5,807	92	2%

We have achieved a revenue of ₹ 5,899 Million ($80 Million), an increase of ₹ 92 Million ($1.24 Million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center Services, Cloud and managed services and Technology Integration Services.

The revenue by operating segments is as follows:

(Rupees in million)

	Revenue		Percentage of revenue
	Quarter ended September 2020	Quarter ended September 2019	Quarter ended September 2020	Quarter ended September 2019	Growth
Network Services	2,871	3,114	49%	54%	-8%
Data Center Services	1,262	927	21%	16%	36%
Cloud and Managed Services	496	458	8%	8%	8%
Technology Integration Services	924	757	16%	13%	22%
Applications Integration Services	346	551	6%	9%	-37%
Total	5,899	5,807	100%	100%	2%

Revenue from Network service decreased by ₹243 million ($3.29 million) primarily due to (i) decrease in revenue of ₹321 million ($4.36 million) in voice services, which is attributable to decrease in revenue from ILD & hubbing business by ₹319 million ($4.34 million) due to volume decrease, and decrease in revenue of ₹2 million ($0.02 million) from retail voice business and this decrease is partially offset by an (ii) increase in revenue of ₹78 million ($1.07 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements.

Revenue from Data Center services has increased by ₹ 335 Million ($4.54Million) on account of new contracts and higher capacity utilisation by existing customers.

45 of 60

Revenue from Cloud and Managed Services has increased by ₹38 Million ($0.52 Million) due to increase in revenue of ₹57 Million ($0.77 Million) from Cloud services, contributed by new customer engagements and this increase is partially offset by decrease in revenue of ₹12 Million ($0.16 Million) from infrastructure managed services due to customer churn and decrease in revenue of ₹7 Million ($0.09 Million)from domestic managed services.

Revenue from Technology Integration Services has increased by ₹ 167 Million ($2.25 Million). This is on account of execution of new projects in systems integration and security services.

Revenue from Applications Integration Services has decreased by ₹ 205 Million ($2.78 Million), represented by (i) decrease in revenue from online examination by ₹ 194 Million ($2.63 Million), (ii) decrease in revenue from eLearning services by ₹ 9 Million ($0.12 Million), (iii) decrease in revenue from Forum business by ₹ 7 Million ($0.09 Million), (iv) decrease in revenue from digital certification services by ₹62 Million ($0.84 Million). These decreases in revenue are offset by an increase (i) in revenue from sale of licenses by ₹ 69 Million ($0.90 Million).

Other income

The change in other income is as follows:

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Other Income	42	15	27	180%

Other income has increased by ₹ 27 million ($0.37 Million). The increase is primarily on account of increase in other miscellaneous income by ₹ 27 million ($0.36 Million) which is mainly comprised of rebates received from vendor.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Network services	1,798	1,994	(196)	-10%
Data Center Services	534	390	144	37%
Cloud and Managed Services	246	209	37	18%
Technology Integration Services	737	619	118	19%
Applications Integration Services	332	365	(33)	-9%
Total	3,647	3,577	70	2%

The cost of goods sold increased by 2% on overall basis, the movement in COGS is explained in detail below:

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Network Costs	1,377	1,584	-207	-13%
Revenue share	181	176	5	3%
Cost of Hardware / Software	894	785	109	14%
Power costs	514	374	140	38%
Direct Resources costs	396	396	0	0%
Other direct costs	285	262	23	9%
Total	3,647	3,577	70	2%

46 of 60

Network cost comprises cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹88 Million ($1.19 Million) due to capacity increase and increase in links, and IP termination costs decreased by ₹295 Million ($3.99 Million) on account of decrease in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of increase in power utilisation by customers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (iii) resources involved in delivery of application services (ii) cost of billable resources associated with the eLearning and infrastructure managed services. There have been no changes in the resource costs.

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹44 Million ($0.59 Million), (ii) increase in maintenance charges of Network Services by ₹ 48 Million ($0.66 Million) and the above increase was partially offset by a decrease in execution of online examination project by ₹51 Million ($0.70 Million) and decrease in other direct costs of the Data Center by ₹ 18 Million ($0.25 Million) .

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	Change (%)
Operating Expenses	271	275	-4	-1%
Selling & Marketing Expenses	40	29	11	38%
Associate Expenses	423	512	-89	-17%
Other Indirect Expenses	199	239	-40	-17%
Provision for doubtful debts and advances	130	115	15	13%
Forex (gain) / loss	8	8	0	-6%
Total	1,071	1,178	-107	-9%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs decreased marginally by ₹4 million on account of decrease in repairs and maintenance and network operating cost.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost have marginally increased on account of increase in advertisement costs and increase in channel partner commission.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have decreased by ₹89 million during the quarter compared to previous quarter.

47 of 60

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. The reduction in Indirect Expenses is due to cost optimisation.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The increase in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹8 million, which is due to the forex rate fluctuation compared to the previous quarter.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Depreciation and amortization	667	527	140	27%
As a percentage of carrying value	4%	4%

There increase in the depreciation is due to capitalisation of fixed assets during the period.

Profit from operating activities

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Operating profit	556	541	15	3%
As a percentage of revenue	9%	9%

Operating profit as a % has increased over the previous year same quarter due to higher utilisation of assets and mix of revenue.

Finance income/expense

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Finance Income	82	12	70	583%
Finance expense	(223)	(273)	(50)	18%
Net finance expense	(142)	(261)	(119)	46%

The increase in finance income is due to increase in Interest income from bank deposits and receipt of interest on income tax refund ₹ 61 Million ($8.32 Million) . There was a decrease in finance expenses noted on account of minor decrease in interest rates.

Net Profit

(Rupees in million)

	Quarter ended September 30, 2020	Quarter ended September 30, 2019	Change	% Change
Net Profit	257	191	66	35%
As a percentage of revenue	4%	3%

Net profit as a % of revenue has increased over the previous year due to higher utilization of assets and mix of revenue and decrease in Net finance expenses

48 of 60

Results of half year ended September 30, 2020 compared to half year ended September 30, 2019

Revenues

The growth in our revenues in fiscal 2020 from fiscal 2019 is given below

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change
Revenues	11,158	11,325	(167)	-1%

We have achieved a revenue of ₹ 11,158 Million ($151.20 Million), a decrease of ₹ 167 Million ($2.26 Million) over same period previous year. This decrease is primarily due to reduction in revenue from Network services, Technology Integration Services and Applications Integration Services.

The revenue by operating segments is as follows:

(Rupees in million)

	Revenue		Percentage of revenue
	Half year ended September 30, 2020	Half year ended September 30, 2019	Half year ended September 30, 2020	Half year ended September 30, 2019	Growth
Network Services	5,707	6,327	51%	56%	-10%
Data Center Services	2,478	1,746	22%	15%	42%
Cloud and Managed Services	935	768	8%	7%	22%
Technology Integration Services	1,411	1,597	13%	14%	-12%
Applications Integration Services	627	887	6%	8%	-29%
Total	11,158	11,325	100%	100%	-1%

Revenue from Network service decreased by ₹620 million ($8.41 million) primarily due to (i) decrease in revenue of ₹724 million ($9.80 million) in voice services, which is attributable to decrease in revenue from ILD & hubbing business by ₹709 million ($9.60 million) due to volume decrease, and decrease in revenue of ₹15 million ($0.21 million) from retail voice business and this decrease is partially offset by an (ii) increase in revenue of ₹104 million ($1.39 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements.

Revenue from Data Center services has increased by ₹ 732 Million ($9.93 Million) on account of new customer contracts and higher capacity utilisation by customers.

Revenue from Cloud and Managed Services has increased by ₹167 Million ($2.27 Million) due to (i) increase in revenue of ₹152 Million ($2.06 Million) from Cloud services, contributed by new customer engagements, (ii) increase in revenue of ₹11 Million ($0.15 Million) from infrastructure managed services due to customer churn and (iii) increase in revenue of ₹4 Million ($0.06 Million)from domestic managed services.

Revenue from technology integration services has decreased by ₹ 186 Million ($2.52Million). This is on account of one time projects in systems integration and security services completed last year.

Revenue from Applications Integration Services has decreased by ₹ 260 Million ($3.52 Million), represented by (i) decrease in revenue from online examination by ₹ 326 Million ($4.42 Million), (ii) decrease in revenue from eLearning services by ₹ 4 Million ($0.06 Million), (iii) decrease in revenue from Web Services business by ₹ 3 Million ($0.04 Million), (iv) decrease in revenue from digital certification services by ₹89 Million ($1.21 Million) and (iii) decrease in revenue from Internet content services business by ₹ 2 Million ($0.03 Million). These decreases in revenue are offset by an increase (i) in revenue from sale of licenses by ₹ 153 Million ($2.08 Million) and (ii) in revenue from Forum business by ₹ 11 Million ($0.14 Million).

49 of 60

Other income

The change in other income is as follows:

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change

Other Income	57	44	13	30%

Other income has increased by ₹ 13 million ($0.40 Million). The increase is primarily on account of increase in rental income by ₹ 3 million ($0.04 Million) and increase in other miscellaneous income during the period by ₹ 14 million ($0.20 Million) compared to the same period in the previous year, the increase is offset by decrease in profit on sale of fixed assets by ₹ 4 million ($0.05 Million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change
Network services	3,464	4,073	(609)	-15%
Data Center Services	1,029	778	251	32%
Cloud and Managed Services	471	383	88	23%
Technology Integration Services	1,170	1,327	(157)	-12%
Applications Integration Services	617	610	7	1%
Total	6,751	7,171	(420)	-6%

The cost of goods sold has increased by 14% on overall basis; the movement in COGS is explained in detail below:

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change
Network Costs	2,641	3,301	(660)	-20%
Revenue share	368	342	26	8%
Cost of Hardware / Software	1,444	1,504	(60)	-4%
Power costs	998	740	258	35%
Direct Resources costs	786	765	21	3%
Other direct costs	514	519	(5)	-1%
Total	6,751	7,171	(420)	-6%

Network cost comprises cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹16 Million ($0.22 Million) due to capacity increase and increase in links, and IP termination costs decreased by ₹676 Million ($9.16 Million) on account of decrease in minutes.

Revenue share costs are comprised of revenue share payable to DOT on ILD, NLD and other services. The increase in revenue share is on account of increase in revenue from licensed services.

50 of 60

The decrease in cost of hardware and software expenses is on account of closure of large projects in systems integration and security services executed last year.

Power costs are comprised of electricity costs incurred in our Data center. Increase in the cost is on account of increase in utilisation by customers.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services and (ii) cost of billable resources associated with the eLearning and Infrastructure Managed services. These resource costs have increased marginally by ₹21 Million ($ 0.28 Million) compared to previous period on account of new recruitments.

Other direct costs, comprises of link implementation and maintenance charges for the Network services, onetime costs for Data Center services for on boarding new customers, platform costs for Cloud storage, direct costs of application services, digital certificate platform costs, content cost, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹90 Million ($1.21 Million), (ii) increase in maintenance charges of Network Services by ₹ 74 Million ($1.00 Million) and the above increase was partially offset by a decrease in execution of online examination project by ₹129 Million ($1.75 Million) and decrease in other direct costs of the Data Center by ₹ 40 Million ($0.54 Million).

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses of the Company are set forth as follows:

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	Change (%)
Operating Expenses	500	546	(46)	-8%
Selling & Marketing Expenses	44	68	(24)	-35%
Associate Expenses	904	982	(78)	-8%
Other Indirect Expenses	378	448	(70)	-16%
Provision for doubtful debts and advances	240	175	65	37%
Forex (gain) / loss	16	20	(4)	-20%
Total	2,082	2,239	(157)	-7%

Operating costs include rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs decreased by ₹46 million primarily on account of a decrease in repairs and maintenance and network operating cost.

Selling and marketing costs consist of selling commission payable to sales partners, discounts payable to customers, incentives to salesmen and marketing and promotion costs. Selling & marketing costs have decreased on account of cost optimisation in advertisement and marketing costs.

Associate expenses consist of the annual cost of the employees who are part of the sales and marketing function, business development, general management and support services. Associate expenses decreased compared to previous half year.

Other indirect expenses consist of cost of facilities, electricity charges incurred on facilities, travel cost, legal charges , professional charges, communication and others. There have been a reduction in other indirect costs by ₹70 million due to cost optimisation.

Provision for doubtful debts consists of the charge on account of the provisions created during the period against doubtful debtors. The increase in provision for doubtful debts is on account of prudent provisioning of debtors.

Forex(gain)/ loss incurred is ₹16 million, which is due to the forex rate fluctuation compared to the previous quarter.

51 of 60

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)

	Half year ended September 30cv, 2020	Half year ended September 30, 2019	Change	% Change
Depreciation and amortization	1,325	1034	291	28%
As a percentage of carrying value	8%	7%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change
Operating profit	1,058	924	134	15%
As a percentage of revenue	9%	8%

Operating profit as a % has increased over the previous year same period due to higher utilisation of assets and mix of revenue.

Finance income/expense

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change
Finance Income	100	168	(68)	-41%
Finance expense	(478)	(493)	15	3%
Net finance expense	(378)	(324)	(54)	-17%

The decrease in finance income is majorly due to higher receipt of interest on income tax refund during the previous period ₹ 146 million ($ 2.06 million) whereas current year interest on income tax refund was only to the extent of ₹ 61 million ($ 0.83 million) this decrease was offset by increase in Interest income from bank deposits by ₹ 10 million ($ 0.14 million). The decrease in finance expenses is majorly on account minor decrease in interest rates.

Net Profit

(Rupees in million)

	Half year ended September 30, 2020	Half year ended September 30, 2019	Change	% Change
Net Profit	428	407	21	5%
As a percentage of revenue	4%	4%

Net profit as a % of revenue has increase over the previous year same period due to higher utilisation of assets and mix of revenue.

Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

52 of 60

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2020	Half year ended September 30, 2019	Half year ended September 30, 2020
	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	3,117	1,995	42
Net cash from / (used in) investing activities	(1,048)	(2,230)	(14)
Net cash from / (used in) financing activities	(8)	(71)	(0)
Effect of exchange rate changes on cash and cash equivalents	(2)	0	(0)
Net increase / (decrease) in cash and cash equivalents	2,060	(306)	28

As at September 30, 2020 and 2019 we had working capital of ₹ 241 million and ₹ 755 million which includes cash and cash equivalents of ₹ 3,474 million and ₹ 389 million respectively. Our working capital net of cash and cash equivalents is ₹ 3,233 million (negative) and ₹ 366 million as at September 30, 2020 and 2019. We believe that cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, the Company has received an aggregate of ₹900 million in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the fiscal year 2019, all 125,000,000 shares were fully paid.

We have borrowings of ₹ 9,441 million as of September 30, 2020 out of which ₹ 5,879 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 436 million. We have a utilized working capital facility of ₹ 3,158 million out of limit of ₹ 3,200 million as on September 30, 2020. We have an unutilized funded limit of ₹ 42 million as on September 30, 2020.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 2,208 million, ₹ 901 million, in bank accounts and ₹ 2,030 million, ₹ 473 million in the form of bank deposits as of September 30, 2020 and 2019, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 357 million and ₹ 340 million respectively. Balances in foreign currency amount to ₹56 million, ₹165 million as of September 30, 2020 and 2019, respectively.

Net cash generated from operating activities for the half year ended September 30, 2020 was ₹3,117 million ($42 million), ₹1,121 million ($ 15 million) higher than previous period. This is mainly attributable to cash generated during the period, an increase in trade and other receivables of ₹ 381 million ($ 5.16 million), increase in tax expenses ₹88 million ($ 1.12 million) due to receipt of previous year’s tax refund, and an increase in contract costs by ₹32 million ($ 0.43 million), increase in employee benefits ₹22 million ($ 0.29 million), increase in trade and other payables by ₹ 394 million ($ 5.33 million). The above cash generation is partially offset by an increase in inventories by ₹ 547 million ($ 7.41 million), an increase in contract liabilities by ₹ 214 million ($ 2.90 million).

53 of 60

Net cash generated from operating activities for the half year ended September 30, 2019 was ₹1,995 million ($28.23 million), ₹1,432 million ($ 20.26 million) lower than previous period. This is mainly attributable to cash utilisation during the period, an increase in trade and other receivables of ₹ 1034 million ($ 14.63 million), increase in tax expenses ₹193 million ($ 2.73 million), and an increase in contract assets by ₹5 million ($ 0.07 million) The above utilisation is partially offset by a decrease in employee benefits by ₹ 22 million ($ 0.31 million), an increase in trade and other payables by ₹ 131 million ($ 1.85 million), an increase in contract liabilities by ₹ 368 million ($ 5.20 million) and decrease in inventories of ₹431 million ($ 6.10 million), decrease in deferred contract costs by ₹2 million ($ 0.03 million).

Net cash used in investing activities for the half year ended September 30, 2020 was ₹1,048 million ($14.20 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 1,000 million ($ 13.55 million), additional expenditures on intangibles amounting to ₹119 million ($ 1.61 million) increase in Right of Use assets by ₹ 16 million ($ 0.22 million) . The decrease was partly offset by increase in receipt of finance income by ₹85 million ($ 1.16 million) primarily on account of receipt of interest on Income tax refund and increase in proceeds from the sale of property, plant and equipment by ₹1 million ($ 0.008 million).

Net cash used in investing activities for the half year ended September 30, 2019 was ₹2,230 million ($31.55 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 2,179 million ($ 30.83 million), additional expenditures on intangibles amounting to ₹211 million ($ 2.99 million). The decrease was partly offset by increase in receipt of finance income by ₹140 million ($ 1.98 million) primarily on account of receipt of interest on Income tax refund and increase in proceeds from the sale of property, plant and equipment by ₹2 million ($ 0.03 million).

Net cash used in financing activities for the half year ended September 30, 2020 was ₹8 million ($0.11 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹568 million ($7.70 million), proceeds from issue of shares (ESOP) by ₹1 million ($ 0.02 million). The above increase was offset by higher finance expenses by ₹496 million ($ 6.72 million), and repayment of lease liabilities by ₹82 million ($ 1.11 million) on account of implementation of IFRS 16 Leases.

Net cash used in financing activities for the half year ended September 30, 2019 was ₹71 million ($1.01 million), This was mainly attributable to proceeds from borrowings by ₹769 million ($10.89 million), proceeds from issue of shares (ESOP) by ₹2 million ($ 0.03 million). The above increase was offset by higher finance expenses by ₹422 million ($ 5.97 million), dividends of ₹224 million ($ 3.27 million) paid during the period, and repayment of lease liabilities by ₹198 million ($ 2.80 million) on account of implementation of IFRS 16 Leases.

Tax Matters

(a) Income tax matters

Corporate tax rates:

The statutory corporate income tax rate in India was 30% during fiscal year 2019 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 4% health and education cess resulting in an effective tax rate of 34.94%. During FY 2019-20, a new corporate tax regime was introduced wherein corporate tax rates were reduced to 22% from 30% with conditions of foregoing certain deductions / exemptions. Currently, if the new tax regime was opted, effective tax rate is 25.17%. These provisions have been discussed in detail below.

On 20th Sep 2019, Hon’ble Finance Minister announced various fiscal measures with the aim of promoting “Make in India” and with a view to attract foreign investments into India. These amendments were brought into effect by way of Tax Laws Amendment Ordinance, 2019. The amendments are detailed below:

1.	INTRODUCTION OF SEC 115BAA
➢	Indian companies can now opt for a lower corporate tax rate of 22%
➢	Conditions for availing this lower rate - If the following are not claimed in the computation of taxable income:
o	Exemption of profits of units in SEZ - Section 10AA
o	Additional Depreciation of 20% (for P&M of manufacturing companies) – Sec 32(1)(iia)
o	15% allowance for investment in P&M in backward areas – Sec 32AD
o	Deposit in development accounts, site restoration fund – Sec 33AB & 33ABA

54 of 60

o	Deduction for expenditure on scientific research – Sec 35(2AA) & 35(2AB)
o	Capex deduction for specified business – Sec 35AD
o	Expenditure on agricultural extension projects & skill devt projects – Sec 35CCC & 35CCD
o	Chap VIA deductions under Heading C (except deduction u/s 80JJAA on additional employee costs) i.e deductions u/s 80H, 80HH, 80I, 80IA, etc. for profits of industrial undertakings
o	If brought forward losses not set off to the extent attributable to aforesaid deductions, such loss will not be allowed to be carried forward
➢	Regular Income Tax Depn (excluding addl depn) allowed
➢	Option to be exercised before due date of filing return for FY 2019-20 (AY 2020-21)
➢	Option once exercised can’t be withdrawn

2.	INTRODUCTION OF SEC 115BAB
➢	Newly incorporated Indian manufacturing companies can opt for a lower corporate tax rate of 15%
➢	Conditions for availing the lower rate:
o	Company set-up & registered after 1-Oct-2019 and manufacturing commenced before 31-Mar-2023
o	Company not formed by splitting up / reconstruction of business already in existence
o	Company doesn’t use P&M previously used for any purpose
o	Company doesn’t use any building previously used as hotel or convention centre
o	Company is not engaged in any business other than its business of manufacture / production & research / distribution of article / thing produced by it
➢	Conditions specified in Sec 115BAA in regard to computation of total income & exercise of this option apply to this Section as well
➢	Business transacted between new manufacturing companies opting for lower tax regime treated as Specified Domestic Transaction from Transfer Pricing perspective and Transfer Pricing regulations would apply.

Minimum Alternate Tax

The Indian Government had introduced Section 115JA to the Income Tax Act which came into effect in April 1, 1997, to bring certain zero tax companies under the ambit of a Minimum Alternative Tax, or MAT. Finance Act, 2000 introduced Section 115JB to the Income Tax Act modifying the MAT provisions. Accordingly, if the tax on taxable income of a Company computed under this Act, in respect of a financial year is less than 7.5% of its book profits, the tax on total income of such Company for the relevant financial year shall be deemed to be an amount equal to 7.5%  (plus applicable surcharge & cess) of such book profits. Further, the Income tax Act provides that the MAT paid by the companies can be adjusted against its tax liability under the normal provisions of the Indian Income tax laws but limited to the extent that is over and above the tax computed under MAT provisions. The taxable rate under MAT provisions was revised over the years. The Finance Act, 2015 increased the surcharge to 12% from 10% and Finance Act, 2019 replaced 3 percent Education Cess with a 4 percent ‘Health and Education Cess’. Consequent to the aforesaid amendments, the effective rate of MAT was 21.5488%. During FY 2019-20, Tax Laws Amendment Ordinance, 2019 was passed and MAT rate was reduced to 15% from the earlier 18.5%. Consequently, effective rate of MAT reduced to 17.47%. Further, a new corporate tax regime was introduced in which MAT was fully abolished if such regime is opted by the corporates. The new tax regime is discussed in detail under the head “Additional information”.

The Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next fifteen years. However, if corporates opt for the new tax regime, existing MAT Credit cannot be carried forward & adjusted in subsequent years.

Taxation of Distributions:

Upto fiscal year 2020, dividend income was exempt in the hands of shareholders since corporates, while disbursing dividends, paid dividend distribution tax (DDT) thereon. Finance Act 2017 provided that, dividend income in excess of Rs.1 million per annum is taxable at the rate of 10% (plus applicable surcharge and education cess) for non-corporate resident investors.

However, Finance Act 2020 brought back the earlier provisions for Dividend distribution tax wherein dividend income will be taxed in the hands of shareholders based on their respective taxation limits and provided that companies can do away with payment of DDT. Accordingly, it was also provided that companies are required to withhold taxes on the dividends paid to shareholders as per the relevant provisions of Income Tax Act also adhering to the provisions of Double Taxation Avoidance Agreements (DTAA) / Multilateral Instruments (MLI) with respective countries.

55 of 60

In order to remove the cascading effect on taxes on the dividends paid on the same profits, the amendments also provided for deductions of dividends received from subsidiary companies from the dividends distributed by the holding companies out of the dividends received from their subsidiaries. Such deductions available for dividends distributed by the holding companies upto one month prior to the due date of filing Income Tax Return. Consequent amendment was also made in the provisions for deductions to be allowed on dividend income. It was provided that no deduction shall be allowed from dividend income, other than the deduction on account of interest expense and such deduction shall not exceed twenty percent of the dividend income.

A brief history of taxation of dividend distributions is given below:

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of dividend amount distributed for computing DDT. As a result, the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However, for fiscal year 2019 the Government replaced existing 3 per cent education cess with a 4 per cent ‘Health and Education Cess’ resulting in effective tax rate of 20.555%. Further, the Government of India, through Finance Act, 2017, introduced a tax on dividends accrued to non-corporate resident investors in excess of 1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us.  If the effective rate of dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Residential status of corporates:

As per the provisions of Income Tax Act, a company is said to be resident in India if it is an Indian company or if the control and management of its affairs is situated wholly in India. If any one of the aforesaid conditions is not satisfied, the company is treated as a non-resident as per Income Tax Act.

•	However, Finance Act 2015 brought in a concept called POEM (Place of Effective Management). Accordingly, the residential status of companies was redefined as a company would be considered a resident if it is an Indian company or if its place of effective management, in that year, is in India. POEM was defined that a place where key management and commercial decisions that are necessary for conduct of business as an entity, as a whole are, in substance, made. Thus, a foreign company will become a resident of India if its POEM is in India. POEM is a well recognised concept in OECD Model Tax Convention & UN Model Tax Convention. OECD recognised POEM as a tie-breaker rule for determining residential status and hence most of Double Taxation Avoidance Agreements with India recognise it as a tie-breaker rule.

•	Finance Act 2016 has deferred the applicability of PoEM by one year and accordingly POEM was applicable from fiscal 2017 onwards. Ministry of Finance issued detailed guidelines for POEM compliances vide CBDT circular dated January 24, 2017 and also prescribed guidelines specifying the exceptions, modifications and adaptations to the provisions of the Income-tax Act relating to computation of total income, treatment of unabsorbed depreciation, set off or carry forward and set off of losses, collection and recovery and special provisions relating to avoidance of tax applicable to foreign companies having POEM in India vide CBDT Notification No. 29/2018 dated June 22, 2018. This could increase the burden of compliances for our subsidiary companies situated outside India.

(b) Goods and Services Tax (GST)

Government of India rolled out Goods and Service Tax (GST) effective from 1st July 2017. GST has subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

56 of 60

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2020:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	6,649,549	4,271,426	2,136,724	903,572	-
Short term borrowings	2,023,348	2,023,348	-	-	-
Lease Liabilities	1,804,595	437,764	677,819	473,882	1,439,961
Purchase obligations	1,865,011	1,865,011	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 36 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2020.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16

On May 14, 2020 International Accounting Standards Board (IASB) has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

57 of 60

Amendments to IAS 37

On May 14, 2020 IASB has issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The International Accounting Standards Board (Board) has finalized its response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2021, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Critical accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2020 except for the changes mentioned in note 3 of the consolidated Interim Financial Statements.

Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2020, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the half year ended September 30, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

58 of 60

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 33 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2020.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2020 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.

59 of 60

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2020

For Sify Technologies Limited

By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer

60 of 60